UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑   Form 20-F          ☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐   Yes          ☑   No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmarket 2Q07 Gross Merchandise Value Increases 43% Year Over Year
SIGNATURES

Gmarket 2Q07 Gross Merchandise Value Increases 43% Year Over Year
Seoul, South Korea, July 10, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”) totaled 780.0 billion Won (approx. US$846.6 million) for the second quarter of 2007, representing a 43% increase over the second quarter of 2006, and an 8% increase over the first quarter of 2007. GMV is defined as the total value of all items sold on an e-commerce marketplace.
Quarterly GMV

	2Q 2007	2Q 2006	1Q 2007	YoY Change	QoQ Change
GMV (Won)	780.0 billion	543.8 billion	723.0 billion	+43%	+8%
GMV (US$)	846.6 million	590.2 million	784.7 million	+43%	+8%
The Company’s top three product categories in terms of percentage of second quarter 2007 GMV were as follows: (1) computers and electronics: 32% (compared to 32% in the previous quarter and 27% in second quarter 2006), (2) clothing and accessories: 30% (compared to 30% in the previous quarter and 40% in second quarter 2006) and (3) food and child care products: 15% (compared to 15% in the previous quarter and 14% in second quarter 2006).
A news release announcing the Company’s second quarter 2007 results will be disseminated after the Nasdaq stock market closes on August 1, 2007 in New York, and the Company plans to hold a conference call with investors and analysts to discuss the Company’s second quarter 2007 results on Wednesday, August 1, 2007 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., August 2, 2007 in Seoul).
Notes: (1) The Dollar amounts provided in this release are based on the exchange rate of 921.30 Won to US$1.00, which is the noon buying rate in effect on June 30, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Paul J. Lee	In the U.S.
Gmarket Inc.	David Pasquale
+82-2-3016-4372	The Ruth Group
plee@gmarket.co.kr	+1-646-536-7006
dpasquale@theruthgroup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
	By:	/s/ Duckjun (D.J.) Lee
	Name:	Duckjun (D.J.) Lee
	Title:	Chief Financial Officer

Date: July 10, 2007